22003695

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 28 2022
Washington, DC

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SEC FILE NUMBER
8-13987

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Voya Financial Advisors, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Orange Way
(No. and Street)

Windsor	CT	06095
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin Hultgren	860-580-1798	kristinl.hultgren@voya.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

20 Church Street	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kristin Hultgren, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Voya Financial Advisors, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Financial Operations Principal

[signature] Notary Public My Commission Expires 2/28/2025

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2021

Contents

EY
Building a better working world

Ernst & Young LLP
20 Church Street
Hartford, CT 06103

Tel: +1 860 247 3100
Fax: +1 860 725 6040
ey.com

Report of Independent Registered Public Accounting Firm

Stockholder and Board of Directors
Voya Financial Advisors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Voya Financial Advisors, Inc. (the Company) as of December 31, 2021, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2001.

February 25, 2022

Voya Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	64,711,648
Securities owned, at fair value		1,267,978
Commissions and concessions receivable		2,736,312
Accounts receivable, net of allowance of $2,636,011		2,229,723
Prepaid expenses		886,372
Receivables from affiliates, including $4,107,322 receivable under tax sharing agreement		9,561,760
Notes receivable, net of allowance of $183,437		835,657
Deferred tax asset, net of valuation allowance of $721		8,790,206
Other assets		1,210,659
Total assets	$	92,230,315
Liabilities and stockholder's equity		
Liabilities:		
Securities sold, not yet purchased, at fair value		80
Commissions and concessions payable		7,121,233
Accounts payable and other accrued liabilities		10,642,994
Payable to affiliates		6,372,910
Deferred compensation plan accrued liabilities		1,987,019
Other liabilities		1,905,825
Total liabilities		28,030,061
Contingencies (Note 6)		
Stockholder's equity:		
Common stock ($10 par value; 5,000 shares authorized; 1,500 issued and outstanding)		15,000
Additional paid-in capital		74,471,647
Accumulated Deficit		(10,286,393)
Total stockholder's equity		64,200,254
Total liabilities and stockholder's equity	$	92,230,315

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Ownership

Voya Financial Advisors, Inc. (the "Company") is an indirect, wholly-owned subsidiary of Voya Holdings Inc. ("Parent"), and ultimately of Voya Financial, Inc. ("Voya"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, and as a Registered Investment Adviser pursuant to the Investment Adviser's Act of 1940. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is also registered with the appropriate U.S. jurisdictions, U.S. territories, and state securities authorities as a broker-dealer.

The Company is a fully disclosed broker-dealer and clears all brokerage securities transactions through an unaffiliated clearing broker. The Company does not carry customer accounts and is not required to make periodic computation of reserve requirements for the exclusive benefit of customers. Therefore, the Company is exempt from SEC Rule 15c3-3.

On June 9, 2021, the Company completed the sale of the Independent Financial Planning Channel ("FPC") of the Company to Cetera Financial Group, Inc., ("Cetera"). Accordingly, FPC has now been reclassified as Discontinued Operations. See Note 9 to financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Cash

Cash represents cash on deposit.

Securities Owned

Marketable securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are carried at fair value.

Accounts Receivable

Accounts receivable are reported in the Statement of Financial Condition at net realizable value. Management estimates the credit loss allowance for accounts receivable using a factor based method of probability of default which incorporates relevant information from internal sources relating to past events. Included in the factor based method are the terminations of registered representatives and any collections after termination.

Prepaid Expenses

The Company classifies expenses that are paid before the benefit is received as prepaid expense in the Statement of Financial Condition. This prepaid expense is charged to operations ratably over the period of benefit.

Notes Receivable

Notes receivable are reported in the Statement of Financial Condition at net realizable value. Management estimates the credit loss allowance for forgivable promissory notes using a factor-based method of probability of default and loss given default which incorporates relevant available information from internal sources relating to past events. Included in the factor-based method are the value of new loans issued, terminations of registered representatives, and any recoveries after default. The allowance for credit losses is a valuation account that is deducted from the notes receivable balance to present the net realizable value. There was an $183,437 allowance for bad debt relating to these loan agreements as of December 31, 2021.

Income Taxes

The Company uses certain assumptions and estimates in determining (a) the income taxes payable or refundable to/ from Voya for the current year, (b) the provision for income taxes and (c) the deferred income tax assets and liabilities.

The provision for income taxes is based on income and expense reported in the financial statements after adjustments for permanent differences between our financial statements and consolidated federal income tax return. Permanent differences include the dividends received deduction. As a result of permanent differences, the effective tax rate reflected in the financial statements may be different than the actual rate in the income tax return.

Temporary differences between our financial statements and income tax return create deferred tax assets and liabilities. Deferred tax assets represent the tax benefit of future deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The Company's deferred tax assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and, if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including the nature and character of the deferred tax assets and liabilities, the amount and character of book income or losses in recent years, projected future taxable income and future reversals of temporary differences, tax planning strategies the Company would employ to avoid a tax benefit from expiring unused, and the length of time carryforwards can be utilized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not to be sustained under examination by the applicable taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the applicable taxing authority. For items that meet the more-likely-than-not recognition threshold, the Company measures the tax position as the largest amount of benefit that is more than 50% likely to be realized upon ultimate resolution with the applicable tax authority that has full knowledge of all relevant information.

Securities Sold, Not yet Purchased

Securities sold, not yet purchased, are recorded at fair value. Fair value is generally determined by quoted prices on national exchanges. If listed market prices are not available, fair value is determined based on relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities sold short at prevailing market prices in the future to satisfy these obligations, generally within three business days.

Commissions and Concessions Receivable

Commissions and concessions receivable reflect commissions earned but not yet received on products sold and fee income.

Commissions and Concessions Payable

Commissions and concessions payable reflect the compensation to be paid to agents for products sold and advisory services.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer and excludes any amounts collected on behalf of third parties.

Investment Advisory Fees and Services
The Company provides investment advisory services on a daily basis. For advisory services, the Company recognizes revenue as services are provided, generally over time. In addition, the Company may arrange for sub-advisory services for a customer under certain contracts. Revenue is recognized when the Company has satisfied a performance obligation by transferring control of a service to a customer. Contract terms are typically less than one year, and consideration is generally variable and due as services are rendered.

Commissions, and Revenue from the Sales of Investment Company Shares
Commissions, and revenue from the sale of investment company shares represent revenue earned by the Company upon transactions in non-investment company shares, or the sale of an investment company share or insurance product. For these products, the Company provides distribution services at a point in time and shareholder services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable. For distribution services, revenue may be recognized in periods subsequent to when the Company has satisfied a performance obligation, as a component of related consideration is constrained under certain contracts.

Fee Revenue
Fee Revenue represents revenue earned from various sponsors whereby the Company provides marketing services and other opportunities to promote the sale of sponsor's products to its customers. The Company provides these services over time. Such revenue is recognized when the Company has satisfied a performance obligation and related consideration is received. Contract terms are less than one year, and consideration is variable.

Receivables of $2,666,131, $5,231,007, and $492,732 are included in Commissions and concessions receivable, Receivables from affiliates, and Accounts receivable, respectively, on the Statement of Financial Condition.

Contract Costs Associated with Certain Contracts
Contract cost assets represent costs incurred to obtain or fulfill a contract that are expected to be recovered and, thus, have been capitalized and are subject to amortization. Capitalized contract costs include incremental costs of obtaining a contract and fulfillment costs that relate directly to a contract and generate or enhance resources of the Company that are used to satisfy performance obligations.

The Company defers variable compensation paid to the Company's registered representatives as a result of obtaining certain contracts. The Company expenses as incurred deferrable contract costs for which the amortization period would be one year or less (based on the U.S. GAAP practical expedient) and other contract-related costs. The Company periodically reviews contract cost assets for impairment. Capitalized contract costs are included in Other assets on the Statement of Financial Condition.

As of December 31, 2021, contract cost assets were $950,675. Capitalized contract costs are amortized on a straight-line basis over the estimated lives of the contracts, which typically is 5 years. This method is consistent with the transfer of services to which the assets relate. There was no impairment loss in relation to the contract costs capitalized.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments. In this event, the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through the date the financial statements were issued.

Adoption of New Pronouncements

Simplifying the Accounting for Income Taxes
In December 2019, the FASB issued ASU 2019-12, "Income Taxes (ASC Topic 740): Simplifying the Accounting for Income Taxes" which simplifies the accounting for income taxes by eliminating certain exceptions to the general principles and simplifying several aspects of ASC 740, Income taxes, including requirements related to the following:

- The intraperiod tax allocation exception to the incremental approach,
- The tax basis step-up in goodwill obtained in a transaction that is not a business combination,
- Hybrid tax regimes,
- Ownership changes in investments - changes from a subsidiary to an equity method investment,
- Separate financial statements of entities not subject to tax,
- Interim-period accounting for enacted changes in tax law, and
- The year-to-date loss limitation in interim period tax accounting.

The provisions of ASU 2019-12 are effective for fiscal years beginning after January 1, 2021 with early adoption permitted. Initial adoption of ASU 2019-12 is required to be reported on a prospective basis, except for certain provisions that are required to be applied retrospectively or modified retrospectively. Adoption of the ASU did not have an impact on the Company's financial condition, results of operations, or cash flows.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax return of Voya Financial, Inc. Generally, the Company's financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of Voya Financial, Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. If the Company instead were to follow a separate taxpayer approach without any exceptions, there would be an additional $8,790,206 income tax expense. Also, any current tax benefit related to the Company's tax attributes realized by virtue of its inclusion in the consolidated tax return of Voya Financial, Inc. would have been recorded directly to equity rather than income. Under the tax sharing agreement, Voya Financial, Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefit of losses generated.

Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within each entity. Significant components of the Company's deferred tax asset at December 31, 2021 are as follows:

Deferred tax assets:		
Federal Loss Carryforwards	$	**7,147,570**
Compensation and benefits		652,785
State deferred tax assets		**337,016**
Other		653,556
Total gross assets before valuation allowance		**8,790,927**
Less: tax valuation allowance		721
Deferred tax asset, net of valuation allowance	**$**	**8,790,206**

The following table sets forth the federal and state loss carryforwards for tax purposes as of December 31, 2021:

Federal net operating loss carryforward	$	**34,036,048** [1]
State net operating loss carryforward		17,353 [2]

[1] $11,649,556 not subject to expiration. $22,386,492 expires between 2035 and 2036.
[2] $17,353 not subject to expiration.

Valuation allowances are provided when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Management believes that it is more likely than not that the benefit from unitary state net operating losses will not be realized. Accordingly, a valuation allowance of $721 has been provided on the deferred tax assets relating to the unitary state net operating losses.

The Company has reviewed and evaluated the relevant technical merits of each of its tax positions in accordance with ASC Topic 740, *Income Taxes*, and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company.

Tax Regulatory Matters

For the tax years 2019 through 2021, the Company participated in the Internal Revenue Service ("IRS") Compliance Assurance Process ("CAP"), which is a continuous audit program provided by the IRS. For the 2019 and 2020 tax years, the Company was in the Compliance Maintenance Bridge ("Bridge") phase of CAP. In the Bridge phase, the IRS did not conduct any review or provide any letters of assurance for those tax years.

4. Related-Party Transactions

Operating expenses of the Company are incurred pursuant to an expense sharing agreement with affiliates.

Receivables and payables with Voya Financial, Inc. and affiliated entities are settled in cash on a regular basis.

Amounts reported in the Statement of Financial Condition related to transactions and agreements with affiliates may not be the same as those recorded if the Company was not a wholly-owned subsidiary of Voya.

Effective January 1, 2012, the Company and Voya Investment Management LLC ("VIM"), an affiliate of the Company, entered into an agreement where VIM and/or its subsidiaries agree to pay the Company on average net assets invested in VIM Funds by the Company's clients.

The Company entered into perpetual marketing allowance agreements on June 1, 2018 with Voya Retirement Insurance and Annuity Company ("VRIAC"), an affiliate of the Company. Under the agreements, the Company provides VRIAC with the opportunity to market its products by participating in national conferences, sales and annual meetings where VRIAC is given the opportunity to educate and train the Company's registered representatives about VRIAC products. To compensate the Company for providing these enhanced marketing and training opportunities, VRIAC has agreed to make payments to the Company based on product sales and assets.

The Company sells variable life and annuity products and mutual funds issued by Voya Retirement Insurance and Annuity Company ("VRIAC") and ReliaStar Life Insurance Company ("RLIC"), affiliates of the Company. The Company further facilitates payment of commissions from VRIAC and RLIC directly to its registered representatives.

The Company distributes Voya mutual funds which are underwritten by Voya Investments Distributor, LLC, an affiliate of the Company.

5. Employee Benefits

The employees of affiliated companies providing services to the Company are covered by a variety of employee benefit plans (401(k), pension and deferred compensation plans) that are administered by affiliates. The different plans have various eligibility standards, vesting requirements, and guidelines for matching. The Company had separate employee benefit plans in 2021 and relied on its affiliated companies to cover all eligible employees. All benefits paid by affiliates are charged back to the Company for reimbursement.

6. Contingencies

The Company is party to claims, lawsuits, and/or arbitrations arising in the course of its normal business activities. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

The Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company, its affiliates or the financial services industry. Such investigations and inquiries could result in regulatory action against the Company. The potential outcome of any such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines and other financial liability.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual is made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required. For matters for which an accrual is made, but there remains a reasonably possible range of loss in excess of the amounts accrued or for matters where no accrual is required, the Company develops an estimate of the reasonably possible range of losses in excess of reserves. As of December 31, 2021, the aggregate range of reasonably possible losses in excess of any amounts accrued for these matters as of such date, is not material to the Company.

For other matters, the Company is currently not able to estimate the reasonably possible loss range or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantifications of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On an ongoing basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss.

7. Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements and Disclosures* (ASC Topic 820), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair Value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Assets:				
Securities owned:				
Bonds	$ 5	$ —	$ —	$ 5
Equities	167,155	—	—	167,155
REITS	364,253	—	—	364,253
Liabilities:				
Securities sold, not yet purchased				
Equities	$ 80	$ —	$ —	$ 80

The Company assumed the ownership of certain REITS as a result of legal settlements. The REITS, in which the Company owns shares, are primarily engaged in the business of the acquisition and development of commercial real estate, the drilling of natural gas development wells, and the trading of futures in agriculture, metals energy and interest rates. The securities are held as trading securities by the Company.

REITS are comprised of several assets that are measured at fair value using NAV per share as a practical expedient and have not been classified in the fair value hierarchy. Business Development Corporation has a balance of $417,306.52, Phillips Edison II has a balance of $286,553.41, Steadfast Apartment has a balance of zero , InvenTrust has a balance of zero , Colony Capital has a balance of $32,704.9 and Hospitality Investors Trust has a balance of zero . Business Development Corporation provides financing solutions to a variety of industries. The remaining companies primarily invest in retail, residential, and healthcare real estate.

REIT positions held by the Company are excluded from the Company's net capital.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

As of December 31, 2021, the Company had net capital of $39,767,017, which was $39,517,017 in excess of the required net capital of $250,000. The Company had no aggregate debit items at December 31, 2021.

9. Discontinued Operations

On June 9, 2021, the Company completed the sale of FPC to Cetera, pursuant to the Asset Purchase Agreement ("Agreement"), executed on February 8,. 2021 ("Transaction"). Accordingly, FPC has now been reclassified as discontinued operations. In connection with the Transaction, the Company transferred more than 800 independent financial professionals who support Voya's Wealth Solutions business. The aggregate consideration provided for

the Transaction was $315,000,000 with customary working capital adjustments resulting in $260,281,452 cash paid on the day of closing, and contingent consideration paid in cash in September 2021 for $24,288,828. The Transaction represented a strategic shift and had a major effect on the Company's operations therefore, the results of FPC have been presented as discontinued operations.

Furthermore, the Company had continuing involvement with FPC following the completion of the Transaction as the Company remains the broker of record for certain product sponsors that have not yet updated their records to reflect Cetera as the broker of record. Any products sold by FPC agents for which the Company remains the broker of record will continue to be recognized by the Company in revenue with an equal offsetting expense. The Company is expected to remain the broker dealer of record for certain sponsors until April 10, 2022.